April 25, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 fifth Street, N.W. , Stop 4-5
Washington D.C. 20549-0405

Re:	Fresh Del Monte Produce Inc.
Form 20-F, Filed March 8, 2005
Form 20-F/A, Filed March 9, 2005
File No. 333-07708

Dear Mr. Schwall:

     We have received your letter dated April 20, 2005 setting out comments of the Staff of the Securities and Exchange Commission on the referenced annual report of Fresh Del Monte Produce Inc. (the “Company”). Our responses are as follows:

General

1.	We note the several references in the 20-F to your operations in the Middle East and Africa. We note also the disclosure on p. 26 that one of your wholly-owned subsidiaries is Del Monte Fresh Produce (Korea) Ltd., incorporated in Korea. Please identify for us the Middle Eastern and African countries in which you have operations. If any of these operations are in a country identified by the U.S. State Department as state sponsor of terrorism, or if you have other contacts with any such country, identify each such country for us. Advise us also whether your Korean subsidiary is in North Korea, a country identified by the U.S. State Department as a state sponsor of terrorism.

If any of your operations or other contacts is with a country identified as a state sponsor of terrorism, please advise us of the materiality of those contacts to the Company, and give us your views as to whether those contacts constitute a material investment risk for your security holders. If you have contacts with more than one

U.S. Executive Offices

800 Douglas Road, North Tower, 12th Floor, Coral Gables, Florida 33134
Telephone (305) 520-8400 Fax (305) 520-8495

Securities and Exchange Commission, p. 2

such country, provide the requested information with respect to your contacts with the countries individually and in the aggregate. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Response to Comment 1

The Company supplementally confirms that the Middle Eastern and African countries in which it has operations are Dubai (United Arab Emirates), Jordan, Cameroon, Kenya and South Africa, none of which has been identified by the U.S. State Department as a state sponsor of terrorism, and that the Company has no contacts with any country so identified. The Company also supplementally confirms that Del Monte Fresh Produce (Korea) Ltd. is incorporated under the laws of South Korea and has no operations in North Korea.

Controls and Procedures, page 72

2. We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2004, [your] disclosure controls and procedures are effective in providing reasonable assurance that information relating to [you] that is required to be included in [your] periodic filings with the SEC is recorded, processed, summarized and reported as and when required.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Response to Comment 2

     The Company respectfully disagrees with the Staff and believes that the change requested to its disclosure in Item 15 of Form 20-F is not necessary in light of the requirements of that Item and the definition of “disclosure controls and procedures.”

     Item 15 requires that the Company disclose “the conclusions of the issuer’s principal executive and principal financial officers . . . regarding the effectiveness of the issuer’s disclosure controls and procedures.” Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) in turn states that:

the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the [Exchange Act] is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

Securities and Exchange Commission, p. 3

The Company’s disclosure is directly tied to this definition and, indeed, repeats it substantially verbatim.

     The Staff’s comment appears to refer to the second sentence of Rule 13a-15(e), which identifies on a non-exclusive basis certain procedures that are part of “disclosure controls and procedures.” Because they are part of “disclosure controls and procedures,” these procedures would already be subsumed within the definition of that term.

     Put another way, Rule 13a-15(a) requires a public company to maintain “disclosure controls and procedures.” Disclosure controls and procedures include those procedures captured by the second sentence of Rule 13a-15(e). Therefore, a conclusion that a company’s “disclosure controls and procedures” are effective requires both that the company has controls and procedures of the type identified in that sentence and that they are effective. For these reasons, the Company believes that its conclusions about the effectiveness of its “disclosure controls and procedures” also already addresses the concept captured by the second sentence of Rule 13a-15(e) and that no change to its disclosure is necessary to comply with the requirements of Item 15.

     In responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

     We hope that our responses adequately address your comments. If you have questions on this letter or need further assistance, please call me at (305) 520-8065. You may also contact Bruce Jordan, General Counsel of the Company, at (305) 520-8431.

Very truly yours,
/s/ John F. Inserra
Executive Vice President and
Chief Financial Officer

cc:	Ms. Jill Davis, Securities and Exchange Commission Ms. Regina Balderas, Securities and Exchange Commission Bruce A. Jordan, Esq.